P.E. 12/29/01

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02012231

This document has 13 pages.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

TEMBEC REPORTS FIRST QUARTER RESULTS

TEMBEC INC.

(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

This document has _____ pages.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Signed: Claude Imbeau

Date: January 28, 2002

Claude Imbeau,
Vice-President, General Counsel and Secretary

Tembec

Tembec Inc.
C.P. 5000
Témiscaming (Québec) Canada
J0Z 3R0

PRESS RELEASE

FOR IMMEDIATE RELEASE

Source: **Tembec Inc.**

Contacts:

Michel J. Dumas
Vice President, Finance & CFO
Tel: (819) 627-4268
E-mail: ***tmdumas@tembec.ca***

Charles Gagnon
Vice President, Corporate Relations
Tel: (819) 627-4230
E-mail: ***tcgagnon@tembec.ca***

TEMBEC REPORTS FIRST QUARTER RESULTS

Montreal, January 24, 2002 : Tembec reports financial results for its first quarter ended December 29, 2001.

Consolidated gross sales for the three months ended December 29, 2001 reached $792.6 million, a 19% increase from $665.8 million in the comparable period last year. Earnings before interest and financing charges, taxes, depreciation and amortization (EBITDA) totalled $60.1 million, a 62% decline from EBITDA of $160.2 million generated a year ago, and down from $79.0 million in the prior quarter. The Company generated a net loss of $38.7 million ($0.45 per share), compared to net earnings of $50.4 million ($0.62 per share) in the corresponding quarter ended December 30, 2000, and net earnings of $4.9 million ($0.06 per share) in the previous quarter.

Business Segment Results

During the quarter, the Forest Products Group generated EBITDA of ($0.6) million on sales of $212.0 million. This compares to EBITDA of $22.1 million on sales of $236.7 million in the prior quarter. The selling prices for SPF lumber declined $57 per MFBM on average, accounting for nearly 70% of the reduction. Lower margins in OSB and Engineered Wood also contributed to the decline in the group's profitability. Based on the preliminary countervailing duty rate of 19.31% imposed by the U.S. Department of Commerce, the Company accrued $10.8 million in its financial statements for shipments to the United States between September 30th, 2001 and December 15th, 2001. This is the same amount as was accrued in the prior quarter for shipments made between August 17th and September 29th, 2001. In addition, the Company accrued a further $0.7 million related to antidumping duty for shipments to the United States from November 6th, 2001 to December 29th, 2001.

The Pulp Group generated EBITDA of $18.6 million on sales of $280.5 million for the quarter ended December 29th, up from EBITDA of $2.9 million on sales of $277.2 million in the prior quarter. Average paper pulp selling prices expressed in Canadian dollars increased by approximately $28 per tonne from the prior quarter. The pulp mills also benefited from more continuous operation as total downtime was 19,000 tonnes, down from 100,000 tonnes in the September quarter.

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The Paper Group generated EBITDA of $34.6 million on sales of $228.0 million. This compares to $46.6 million on sales of $264.4 million in the prior quarter. The average selling prices of newsprint and UCGW grades declined by $88 per tonne over the prior quarter. Despite relatively difficult coated papers markets, we continued to reduce costs at the recently acquired St. Francisville, Louisiana paper facility. The mill generated EBITDA of $6.4 million on sales of $107.8 million in the quarter.

Outlook

Although the Company's current results reflect the relatively poor pricing being experienced in its three core business segments, it is maintaining a high degree of liquidity and is well positioned to generate significant earnings when commodity prices recover. The Company has adopted several defensive measures, including the restriction of capital expenditures to minimum levels and the freeze of all management salaries at 2001 levels and we would expect some recovery in pricing and margins as the economy improves.

Tembec is an integrated forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of $3.5 billion with approximately 50 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France and the United States. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. More information on the Company, including Management's Discussions and Analysis of these interim financial results, can be obtained on the Tembec web site at ***www.tembec.com***

The above commentary contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Company's annual report.

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Consolidated Financial Statements of

TEMBEC INC.

First Quarter

Ended December 29, 2001 and December 30, 2000

TEMBEC INC.

Consolidated Balance Sheets

(in millions of dollars)

	Dec. 29, 2001 unaudited	Sept. 29, 2001 audited	Dec. 30, 2000 unaudited
Assets			
Current assets:			
Cash and short-term investments	**$ 226.1**	$ 258.4	$ -
Accounts receivable	**442.5**	470.6	456.9
Inventories	**551.5**	525.2	484.2
Prepaid expenses	**16.8**	19.3	10.8
	1,236.9	1,273.5	951.9
Investments	**31.6**	28.0	25.7
Fixed assets	**2,569.9**	2,586.4	2,221.2
Other assets	**273.8**	250.9	155.9
	$ 4,112.2	$ 4,138.8	$ 3,354.7
Liabilities and Shareholders' Equity			
Current liabilities:			
Bank indebtedness	**$ -**	$ -	$ 66.4
Accounts payable and accrued charges	**464.1**	469.4	438.6
Current portion of long-term debt	**33.0**	34.7	32.4
	497.1	504.1	537.4
Long-term debt	**1,869.4**	1,847.1	1,132.2
Other long-term liabilities and credits	**145.2**	143.0	101.1
Future income taxes	**244.8**	251.9	263.1
Minority interest	**7.8**	8.5	31.4
Redeemable preferred shares	**16.6**	16.6	16.6
Shareholders' equity:			
Share capital	**868.9**	866.4	796.1
Contributed surplus	**2.9**	2.9	2.9
Cumulative exchange translation of foreign subsidiaries	**(3.1)**	(3.0)	(3.0)
Retained earnings	**462.6**	501.3	476.9
	1,331.3	1,367.6	1,272.9
	$ 4,112.2	$ 4,138.8	$ 3,354.7

TEMBEC INC.

Consolidated Statements of Operations

Quarters ended December 29, 2001 and December 30, 2000
(unaudited) (in millions of dollars except for number of shares and per share amounts)

	2001	2000
Gross sales	**$ 792.6**	$ 665.8
Freight and commissions	**106.6**	64.9
Net sales	**686.0**	600.9
Cost of sales	**585.7**	412.2
Selling, general and administrative	**40.2**	28.5
Earnings before interest, income taxes and depreciation and amortization (EBITDA)	**60.1**	160.2
Depreciation and amortization	**53.8**	43.7
Operating earnings	**6.3**	116.5
Interest, foreign exchange and other	**62.6**	38.5
Income taxes (recovery)	**(17.0)**	27.6
Minority interests	**(0.6)**	-
Net earnings (loss)	**$ (38.7)**	$ 50.4
Earnings (loss) per share	**$ (0.45)**	$ 0.62
Diluted earnings (loss) per share	**$ (0.45)**	$ 0.60
Weighted average number of common shares outstanding (in thousands)	**86,265**	80,904

Consolidated Statements of Retained Earnings

Quarters ended December 29, 2001 and December 30, 2000
(unaudited) (in millions of dollars)

	2001	2000
Retained earnings, beginning of period	**$ 501.3**	$ 471.0
Net earnings (loss)	**(38.7)**	50.4
Adjustment resulting from changes in accounting policies	**-**	(44.5)
Retained earnings, end of period	**$ 462.6**	$ 476.9

TEMBEC INC.

Consolidated Statements of Cash Flows

Quarters ended December 29, 2001 and December 30, 2000
(unaudited) (in millions of dollars)

	2001	2000
Cash flows from operating activities:		
Net earnings (loss)	$ (38.7)	$ 50.4
Adjustments for:		
Depreciation and amortization	53.8	43.7
Amortization of deferred foreign exchange and financing costs	6.1	4.1
(Gain) loss on consolidation of foreign integrated subsidiaries	2.2	0.6
Future income taxes	(17.8)	9.2
Other	(2.2)	(0.6)
	3.4	107.4
Changes in non-cash working capital:		
Accounts receivable	32.2	22.2
Inventories	(19.8)	(76.4)
Prepaid expenses	3.8	6.9
Accounts payable and accrued charges	(13.3)	(49.3)
	2.9	(96.6)
Cash flows from investing activities:		
Acquisition of companies	(7.9)	(157.8)
Additions to fixed assets, net of disposals	(17.7)	(72.6)
Acquisition of investments	(5.8)	(0.2)
Other	(1.0)	(2.1)
	(32.4)	(232.7)
Cash flows from financing activities:		
Repurchase of common shares, net of expenses	-	(14.5)
Increase in long-term debt	1.1	97.3
Repayments of long-term debt	(10.1)	(44.1)
Increase (decrease) in other long-term liabilities	4.7	2.4
Other	(0.7)	(0.7)
	(5.0)	40.4
Foreign exchange gain (loss) on cash and short-term investments held in foreign currencies	(1.2)	2.0
Net increase (decrease) in cash	(32.3)	(179.5)
Cash and short-term investments, beginning of period	258.4	113.1
Cash and short-term investments (bank indebtedness), end of period	$ 226.1	$ (66.4)

TEMBEC INC.

Consolidated Business Segment Information

Quarters ended December 29, 2001 and December 30, 2000
(unaudited) (in millions of dollars)

December 29, 2001

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 212.0	$ 280.5	$ 228.0	$ 44.0	$ 28.1	$ 792.6
Internal	41.5	18.0	–	–	2.0	61.5
	253.5	298.5	228.0	44.0	30.1	854.1
Net sales	174.0	247.0	203.1	37.6	24.3	686.0
EBITDA	(0.6)	18.6	34.6	3.9	3.6	60.1
Depreciation and amortization	10.8	24.7	14.7	2.5	1.1	53.8
Operating earnings (loss)	(11.4)	(6.1)	19.9	1.4	2.5	6.3
Net fixed asset additions	7.4	8.4	1.1	0.7	0.1	17.7

December 30, 2000

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 165.9	$ 291.9	$ 141.4	$ 49.0	$ 17.6	$ 665.8
Internal	31.0	19.9	–	–	5.3	56.2
	196.9	311.8	141.4	49.0	22.9	722.0
Net sales	144.9	268.4	129.6	42.6	15.4	600.9
EBITDA	1.8	107.0	46.5	2.9	2.0	160.2
Depreciation and amortization	9.8	22.9	7.9	2.5	0.6	43.7
Operating earnings (loss)	(8.0)	84.1	38.6	0.4	1.4	116.5
Net fixed asset additions	9.6	31.6	28.5	2.3	0.6	72.6

TEMBEC INC.

Notes to Consolidated Financial Statements

Quarters ended December 29, 2001 and December 30, 2000
(Figures in table are in millions of dollars)

Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 29, 2001.

Changes in accounting policies

Effective September 30, 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) relating to the calculations of earnings per share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. In accordance with the provisions of the new recommendations, the Company has restated the diluted earnings per share for comparative periods. The adoption of these recommendations had no material effect on previously disclosed diluted earnings per share.

Acquisitions

Quarter Ended December 29, 2001

On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. which includes three sawmills in Quebec and New Hampshire.

On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville acquisition was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

Quarter ended December 30, 2000

On October 31, 2000, the Company acquired all of the shares of two subsidiaries of the LaRochette Group ("LaRochette"): Cellurhône S.A. and Pyrénécell S.A. in France. The pulp mills were subsequently renamed Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A. respectively. Depending on the future selling price of market pulp, the seller may be entitled to receive a maximum of Euro 61 million of contingent value right ("CVR") payments for 12 quarters, after the acquisition date. During the quarter, no payment was made to the sellers. For the first four quarters, Euro 2.4 million has been paid to the sellers.

TEMBEC INC.

Notes to Consolidated Financial Statements, Continued

Quarters ended December 29, 2001 and December 30, 2000
(Figures in table are in millions of dollars).

Acquisitions (continued)

The accounts and results of operations have been included in these financial statements from their respective acquisition dates to December 29, 2001 or December 30, 2000 as the case may be.

Details of the acquisitions are as follows:

			2001	2000
	Davidson Industries Inc.	**Tembec USA LLC**	**Total**	LaRochette
Net assets acquired:				
Working capital:				
Cash (bank indebtedness)	**$ (7.9)**	**$ –**	**$ (7.9)**	$ 3.9
Non-cash working capital	**10.5**	**–**	**10.5**	36.6
	2.6		**2.6**	40.5
Non-working capital:				
Investments	**0.3**	**–**	**0.3**	0.1
Fixed assets	**17.5**	**1.2**	**18.7**	126.2
Other assets	**0.2**	**–**	**0.2**	2.8
Long-term debt and other liabilities	**(18.0)**	**–**	**(18.0)**	(5.2)
Future income taxes	**(0.4)**	**–**	**(0.4)**	(2.7)
	(0.4)	**1.2**	**0.8**	121.2
	$ 2.2	**$ 1.2**	**$ 3.4**	$ 161.7
Consideration paid in:				
Cash	**$ –**	**$ –**	**$ –**	$161.7
Other short-term liabilities	**2.2**	**–**	**2.2**	–
Common shares (98,586)	**–**	**1.2**	**1.2**	–
	$ 2.2	**$ 1.2**	**$ 3.4**	$ 161.7

TEMBEC INC.

Notes to Consolidated Financial Statements, Continued

Quarters ended December 29, 2001 and December 30, 2000
(Figures in table are in millions of dollars).

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions propose that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

In August 2001, the USDOC imposed a preliminary countervailing duty of 19.31 % on Canadian softwood lumber shipped to the US. During the quarter, the Company accrued a further $10.8 million, based on the preliminary countervailing duty rate determined by the USDOC, covering shipments to the U.S. from September 30, 2001 to December 15, 2001. This amount is included in sales deductions for the quarter. This brings the total amount of countervailing duty accrued in the Company's financial statements since August 17, 2001 to $21.6 million. Since the Company has posted bonds to cover the duty, this amount is included in accounts payable and accrued charges on the December 29, 2001 balance sheet. The Company has not accrued any countervailing duty for the period from May 19, 2001 to August 16, 2001 (estimated to be $17.3 million on sales of $102.3 million), as management continues to believe that the likelihood of Critical Circumstances is not determinable at this time. Since December 16, 2001, the Company has not been subject to countervailing duty and is presently awaiting the USITC's final determination of injury, if any, which is currently scheduled to occur on May 16, 2002. Any adjustments to the financial statements resulting from a change in the final countervailing duty rate or Critical Circumstances will be made prospectively.

In October 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76 % on all of the Company's shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of our actual historical shipments to the U.S. As a result, the Company was able to determine antidumping duty rates applicable to each of its product categories and adjust its shipments to the U.S to mitigate the impact of the antidumping duty on its financial results. During the quarter, the Company accrued $0.7 million related to antidumping duty for shipments to the U.S. from November 6, 2001 to December 29, 2001. This represents an average antidumping rate of 1.5 % based on the actual product mix of lumber shipped to the U.S. during this period. This amount has also been charged to sales deductions for the quarter. The Company posted bonds for this amount and it is included in accounts payable and accrued charges on the December 29, 2001 balance sheet. The Company is currently, and will continue to be, subject to antidumping duty until the USITC's final determination of injury, if any, which is scheduled to occur on May 16, 2002. Any adjustments to the financial statements resulting from a change in the antidumping duty rate will be made prospectively.

TEMBEC INC.

Notes to Consolidated Financial Statements, Continued

Quarters ended December 29, 2001 and December 30, 2000
(Figures in table are in millions of dollars).

Countervailing and antidumping duties (continued)

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the USDOC and USITC and any reviewing courts, North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations may be appealed.

Interest, foreign exchange and other

	2001	2000
Interest on long-term debt	**$ 40.1**	$ 24.2
Interest on short-term debt	**0.4**	1.4
Interest income	**(2.3)**	(1.7)
Interest capitalized on construction projects	**-**	(2.4)
	38.2	21.5
Amortization of deferred exchange losses	**4.3**	2.6
Amortization of deferred financing costs	**1.8**	1.5
	6.1	4.1
Net foreign exchange losses	**15.3**	12.2
(Gain) loss on consolidation of foreign integrated subsidiaries	**2.2**	0.6
Newsprint pricing swaps and lumber futures	**-**	(0.8)
Bank charges and other financing expenses	**0.8**	0.9
	18.3	12.9
	$ 62.6	$ 38.5

Commitments

During the quarter ended December 29, 2001, the Company deposited $5.0 million out of a total potential commitment of $35.0 million to acquire a 25% interest in a project to modernize the Gaspesia paper mill in Chandler, Quebec.

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.